

August 15, 2013

<u>Via E-mail</u>
Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, IL 60601

      Re: **Old Republic International Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 001-10607

Dear Mr. Mueller:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Joel Parker

                      Joel Parker
                      Accounting Branch Chief